UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.
(name of Registrant)

Level 9 Podium, 530 Collins Street
Melbourne VIC 3000
Australia
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                                                                             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On June 26, 2012, Australia Acquisition Corp. (the “Company”) received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with Listing Rule 5550(a)(3) (the “Minimum Public Holders Rule”), which requires the Company to have at least 300 public holders.

In its letter, Nasdaq indicated that, in accordance with Listing Rule 5810(c)(2), the staff of Nasdaq has determined to provide the Company with an extension of time, until August 15, 2012, to complete a business combination and to demonstrate compliance with the Listing Rule IM-5101-2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2012	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
Name: Peter Ziegler
Title: Chairman of the Board and Chief Executive Officer